Exhibit 99.1

NewcelX Appoints World-Renowned Diabetes Cure-Focused Pioneer, Dr. Camillo Ricordi, to Scientific Advisory Board

The appointment follows NewcelX’s recently announced successful FDA Type B Pre-IND meeting for NCEL-101 providing a clear regulatory pathway toward clinical trials

Dr. Ricordi to support advancement of NewcelX’s Type 1 Diabetes program and strategic collaboration with Eledon Pharmaceuticals

ZURICH, Switzerland – July 8, 2026 – NewcelX Ltd. (Nasdaq: NCEL), a clinical-stage biotechnology company developing regenerative cell therapies for type 1 diabetes and other serious diseases, today announced the appointment of Camillo Ricordi, M.D., F.N.A.I., to its Scientific Advisory Board.

Dr. Ricordi is internationally recognized as one of the world’s foremost authorities in diabetes cure-focused research, beta-cell replacement, and cellular transplantation. With more than 1,250 scientific publications, over 64,000 citations, an h-index of 123, and numerous pioneering contributions to the field of islet transplantation, Dr. Ricordi has played a central role in advancing cell-based approaches for type 1 diabetes worldwide.

“Dr. Ricordi’s appointment to our Scientific Advisory Board represents an important validation of our scientific strategy and our commitment to advancing potentially transformative therapies for patients living with type 1 diabetes,” said Ronen Twito, Chief Executive Officer and Chairman of NewcelX. “His unparalleled expertise and global reputation in diabetes research will be invaluable as we continue to advance our clinical development programs and strengthen our position within the diabetes and transplantation communities.”

The appointment follows NewcelX’s recently announced successful FDA Type B Pre-IND meeting for NCEL-101, during which the Company received constructive FDA feedback and alignment on its proposed development strategy, providing a clear regulatory pathway toward initiating clinical trials. Dr. Ricordi’s appointment further strengthens NewcelX’s scientific leadership as the Company advances into its next stage of development.

Dr. Ricordi currently serves as the Chief of the Division of Cellular Transplantation, Department of Surgery, Director of the Cell Transplant and NABTU Regenerative Medicine Center, and Director Emeritus of the Diabetes Research Institute (DRI). Since 1993, he has been the Professor of Surgery, Distinguished Professor of Medicine, and Professor of Biomedical Engineering, Microbiology and Immunology at the University of Miami Miller School of Medicine. He has also spent three decades as the Medical Director of the DRI cGMP Advanced Human Cell and Biologic Product Manufacturing Facility. He was the founding President of the Cell Transplant Society, President of the International Association for Pancreas and Islet Transplantation (IPITA) and served on the boards of The Transplantation Society and the American Society of Transplant Surgeons. He has also served on the FDA Biologic Response Modifiers Advisory Committee, several NIH study sections, and as an advisor or reviewer for international funding agencies.

“I believe regenerative medicine and cell-based therapies have the potential to fundamentally transform the treatment paradigm for type 1 diabetes,” said Dr. Camillo Ricordi. “The combination of stem cell-derived islet replacement and targeted immune modulation represents one of the most promising approaches currently being pursued in the field. I am pleased to join NewcelX and look forward to supporting the advancement of its clinical strategy and its collaboration with Eledon Pharmaceuticals toward a potential functional cure for T1D.”

As a member of the Scientific Advisory Board, Dr. Ricordi will actively advise and support the clinical translation of NewcelX’s biologic replacement strategy and regenerative medicine platform.

About Camillo Ricordi, M.D.

Camillo Ricordi, M.D., is world-renowned for his work in cellular transplantation for the treatment of diabetes. He serves as the Chief of the Division of Cellular Transplantation, Department of Surgery, Director of the Cell Transplant and NABTU Regenerative Medicine Center, and Director Emeritus of the Diabetes Research Institute (DRI). Since 1993, he has been the Professor of Surgery, Distinguished Professor of Medicine, and Professor of Biomedical Engineering, Microbiology and Immunology at the University of Miami Miller School of Medicine.

Dr. Ricordi invented the automated method (the Ricordi Chamber) for isolating large numbers of insulin-producing islet cells from the human pancreas - now the global standard for clinical islet transplantation - and performed the first series of successful clinical islet allotransplants to reverse diabetes. He chaired the steering committee of the first NIH-funded, FDA Phase 3 multicenter islet transplant trial, completed in 2017, and led the team that performed the first transplants of a bioengineered endocrine pancreas within a 3D resorbable scaffold. He has served as the Medical Director of the NIH-funded DRI cGMP Advanced Human Cell and Biologic Product Manufacturing Facility for three decades.

He currently serves as Steering Committee Co-Chair and UM Principal Investigator for the Vertex stem cell–derived islet transplant program (VX-880) and is advancing a first-in-human trial with iTolerance of islet transplantation with a tolerance-inducing microgel, without chronic immunosuppression. He has also served on the FDA Biologic Response Modifiers Advisory Committee, several NIH study sections, and as an advisor or reviewer for international funding agencies.

Dr. Ricordi was the founding President of The Cure Alliance and Chairman of the Diabetes Research Institute Federation, coordinating and promoting cure-focused research among leading institutions worldwide. He was also the founding President of the Cell Transplant Society, President of the International Association for Pancreas and Islet Transplantation (IPITA), and served on the boards of The Transplantation Society and the American Society of Transplant Surgeons.

His honors include the World Prize in Surgery (2001), the American Diabetes Association’s Outstanding Scientific Achievement Award (2002), induction into the Association of American Physicians (2010) and the National Academy of Inventors (2018), and Knighthood from the President of Italy. He ranked as the world’s leading expert in islet cell transplantation for the decade 2008–2018, according to Expertscape.

Dr. Ricordi has authored over 1,250 publications cited more than 64,000 times (h-index 123) and holds 28 awarded patents. In 2023, he published The Healthspan Code, followed in 2025 by Therapeutic Revolution.

Dr. Ricordi completed his medical degree at the University of Milan.

About NewcelX

NewcelX is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for type 1 diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for type 1 diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

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Website: www.newcelx.com

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses Prof. Ricordi’s expected contributions to NewcelX. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals; our ability to drive revenue growth, enhance research and development capabilities, and improve financial performance is subject to uncertainties; that our financial position raises substantial doubt about our ability to continue as a going concern; our ability to maintain listing and effectively comply with the listing requirements of the Nasdaq; changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials, including our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all; competitive companies, technologies and our industry; the development and commercialization, if any, of any other product candidates that we may seek to develop; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; our ability to establish and maintain strategic partnerships and other corporate collaborations; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; delays in developing or introducing new technologies, products, or applications; competitive pressures that could reduce market share or pricing; the overall global political and economic environment in the countries in which we operate; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX.

Investor Contact

Valter Pinto, Managing Director
KCSA Strategic Communications
newcelx@kcsa.com
212.896.1254

Company Contact

Sarah Bazak
InvestorRelations@newcelx.com

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